SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description
1.1	Announcement dated August 19, 2009 of the Registrant regarding the grant of share options by Partner Communications Company Ltd.

1.2	2009 Interim Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

GRANT OF SHARE OPTIONS BY

PARTNER COMMUNICATIONS COMPANY LTD.

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of Hutchison Telecommunications International Limited (the “Company”) announces that on 10 August 2009, 30,000 share options were granted by Partner Communications Company Ltd. (“Partner”, an indirect non wholly owned subsidiary of the Company whose shares are traded on the Tel-Aviv Stock Exchange with American depositary shares quoted on the NASDAQ Global Select Market (NASDAQ and TASE: PTNR)) under the 2004 Share Option Plan (as amended) (the “Plan”) to an eligible Participant (as defined in the Plan) to subscribe for ordinary shares of nominal value NIS0.01 each of Partner (each a “Partner Share”), subject to acceptance of the grantee. Details of such share options prescribed to be disclosed pursuant to Listing Rule 17.06A are as follows:

Date of grant	:	10 August 2009

Exercise price of share options granted	:	NIS69.25 per Partner Share

Number of share options granted	:	30,000

Market price of the Partner Shares on the date of grant	:	NIS68.00 per Partner Share

Validity period of the share options	:	10 August 2009 to 9 August 2019

NIS means New Israeli Shekels, the lawful currency of the State of Israel.

The grantee is neither a director, chief executive nor substantial shareholder of Partner or an associate (as defined under the Listing Rules) of any of them.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 19 August 2009

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

2

Exhibit 1.2

Hutchison Telecom

2009 Interim Report

focussing on GROWTH

delivering RETURNS

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

Hutchison Telecommunications International Limited

Corporate Information

BOARD OF DIRECTORS	AUDIT COMMITTEE
Chairman and Non-executive Director	Kevin WESTLEY (Chairman)
FOK Kin-ning, Canning, BA, DFM, CA (Aus)	KWAN Kai Cheong
John W STANTON

Executive Directors
LUI Dennis Pok Man, BSC	REMUNERATION COMMITTEE
Chief Executive Officer	FOK Kin-ning, Canning (Chairman)
Christopher John FOLL, BSc, FCA (Aus)	KWAN Kai Cheong
Chief Financial Officer	Kevin WESTLEY
CHAN Ting Yu, LLB, BA, PCLL
(also Alternate to Lui Dennis Pok Man)

COMPANY SECRETARY
Non-executive Directors	Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCIS, FCS(PE)
CHOW WOO Mo Fong, Susan, BSC
(also Alternate to Fok Kin-ning, Canning and Frank John Sixt)	AUDITOR
Frank John SIXT, MA, LLL	PricewaterhouseCoopers

Independent Non-executive Directors	PRINCIPAL BANKERS
KWAN Kai Cheong, BA, CA (Aus)	The Hongkong and Shanghai Banking Corporation Limited
John W STANTON, BA, MBA	Standard Chartered Bank (Hong Kong) Limited
Kevin WESTLEY, BA, FCA

Alternate Director
WOO Chiu Man, Cliff, BSc
Chief Technology Officer (Alternate to Christopher John Foll)

	—	Corporate Information

	2	Operational Highlights

Contents	3	Chairman’s Statement

	6	Group Capital Resources and Other Information

	11	Disclosure of Interests

	15	Share Options

	19	Corporate Governance

	20	Changes in Information of Directors

	21	Report on Review of Interim Financial Report

	22	Condensed Consolidated Income Statement

	23	Condensed Consolidated Statement of Comprehensive Income

	24	Condensed Consolidated Statement of Financial Position

	25	Condensed Consolidated Statement of Cash Flows

	28	Condensed Consolidated Statement of Changes in Equity

	29	Notes to the Condensed Consolidated Interim Accounts

	—	Information for Shareholders

2	Hutchison Telecommunications International Limited 2009 Interim Report

Operational Highlights

•	Group mobile customer base grew 36.5% year-on-year to approximately 11.6 million

•	Indonesian operation customer base rose to 6.4 million

•	Vietnam acquired 624,000 customers in the first quarter of service launch

•	Operating profit at HK$499 million, including one-time gains of HK$236 million

•	Spin-off of Hong Kong and Macau operations released value for shareholders

Hutchison Telecommunications International Limited 2009 Interim Report	3

Chairman’s Statement

Despite the challenging macro environment, the Group still reported significant progress in the emerging markets as well as sustained performance in its established operations for the first half of 2009.

Our Indonesian operation continued to make excellent progress in customer acquisition and network rollout. The customer base year-on-year doubled to 6.4 million and population coverage expanded to approximately 70% with more than 7,300 base stations on-air at the end of the period. We extended our footprint to Kalimantan and Sulawesi, and launched services in major cities including Balikpapan, Banjarmasin, Samarinda and Makassar.

In Vietnam, we successfully launched a new GSM service in the second quarter under the brand name “Vietnamobile”. The new brand and services were well received by the market and by the end of June approximately 624,000 customers had been acquired which was a very positive start for the operation.

Our Israeli operation, Partner Communications Company Ltd. (“Partner Communications”), continued to deliver satisfactory results in the first half and recorded strong growth in its 3G customer base which exceeded 1.1 million at the end of June.

Subsequent to 30 June 2009, the Group announced on 12 August 2009 that it had entered into an agreement to sell its entire shareholding in Partner Communications in Israel, for a total consideration, subject to adjustments, of NIS5,290,960,470 (approximately US$1,381 million) (approximately HK$10,706 million). The consideration is comprised of cash of NIS4,141,960,470 (approximately US$1,081 million) (approximately HK$8,381 million) and a secured debt instrument of US$300 million (approximately HK$2,325 million). The transaction, subject to certain completion conditions including regulatory approval, is targeted to be completed in the second half of this year. The profit before taxation from disposal on completion of the transaction (and translation into US$ (HK$)) is estimated to be approximately US$1,000 million (approximately HK$7,750 million).

Following the spin-off and separate listing of the shares of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”) on the Main Board of The Stock Exchange of Hong Kong Limited, HTHKH ceased to be a subsidiary of the Group. Therefore, the results of HTHKH and its subsidiaries up to 7 May 2009 are presented as “discontinued operations” in accordance with International Financial Reporting Standard (“IFRS”) 5 “Non-current Assets Held for Sale and Discontinued Operations” in the condensed consolidated interim accounts for the six months ended 30 June 2009. The presentation of comparative information in respect of the six months ended 30 June 2008 has been restated in compliance with the requirements of IFRS 5.

Dividend

On 7 May 2009, the Company completed the payment of an interim dividend which was satisfied by way of distribution in specie of the entire share capital of HTHKH. The Board did not declare any further dividends for the six months ended 30 June 2009.

Group Review

The Group’s unaudited loss from continuing operations attributable to equity holders of the Company in the first six months of 2009 was HK$460 million compared to a profit of HK$912 million in the same period last year. Basic loss per share from continuing operations in the first six months of 2009 was HK$0.10 compared with basic earnings per share from continuing operations of HK$0.19 in the same period last year.

Financial Results for the Six Months Ended 30 June 2009

Turnover of the Group was HK$6,411 million, a decrease of 19.8% compared to HK$7,991 million in the same period last year. The decrease was mainly driven by the depreciation of the New Israeli Shekel (“NIS”) against the Hong Kong Dollar (“HKD”). Excluding the NIS foreign exchange movement impact, the decrease in turnover was 8.2%. The decrease in underlying turnover reflected primarily the impact of the economic downturn during the first quarter of the year. Turnover from Israel represented 87.5% of the Group’s total turnover, Thailand accounted for 8.2%, Indonesia 3.5% and “Others” approximately 1%.

Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) decreased 38.9% to HK$1,117 million, compared to HK$1,829 million in the same period last year. The decrease in EBITDA was partly due to the unfavourable foreign exchange movement in NIS against HKD. Excluding the foreign exchange impact of NIS, EBITDA for the period decreased 20.4%, mainly due to the higher operating expenses in Indonesia as a result of the expanded network and the number of on-air base stations that almost doubled compared to June last year.

Depreciation and amortisation decreased 40.4% to HK$854 million, compared to HK$1,434 million in the same period last year. The decrease was partly due to the accelerated depreciation charge of HK$305 million on certain network assets in Vietnam and Israel in the first half of last year and also a lower depreciation charge in our Israeli operation this year as a result of the change in accounting estimate on the useful lives of certain fixed assets.

Operating profit for the first half of 2009 was HK$499 million, compared to HK$1,859 million in the same period last year which included a one-time gain of HK$1,464 million.

4	Hutchison Telecommunications International Limited 2009 Interim Report

Chairman’s Statement

The decrease in the operating profit was largely due to less one-time gains recognised during the first half of 2009 compared to the same period last year. Excluding the one-time gains, operating profit for the first half of 2009 was HK$263 million compared to HK$395 million in the same period last year, reflecting mainly increased footprint in Indonesia.

In the first six months of 2009, the Group recorded a net interest expense of HK$341 million compared to a net interest income of HK$212 million in the same period last year. This was primarily due to the payment of a special dividend totalling approximately HK$33.7 billion in December 2008 which significantly reduced the Group’s cash balance.

Taxation charges in the first half of 2009 was HK$379 million compared to HK$387 million in the same period last year. Current taxation in the first half of 2009 decreased to HK$344 million compared to HK$483 million in the same period last year, reflecting a lower level of taxable profit generated by the Group. The increase in deferred taxation was due to the timing difference between the accounting base and the taxation base for depreciation charges arising from the change in the accounting estimate on the useful lives of certain fixed assets in Israel.

The Group recorded a loss from its continuing operations of HK$221 million compared to a profit of HK$1,684 million in the same period last year.

Loss from continuing operations attributable to the equity holders of the Company was HK$460 million for the six months ended 30 June 2009.

Operations Review

Indonesia

Our Indonesian operation continued to grow its customer base with strong acquisition momentum. On a yearly basis the customer base doubled to 6.4 million, largely a result of the increase in our population coverage with more than 7,300 base stations on-air at the end of June.

Financial results for the six months ended 30 June 2009

Turnover in the first half of 2009 was HK$223 million, an increase of 48.7% from HK$150 million in the same period last year. The increase in revenue was driven primarily by the significant growth in customer base and reflected a 100.9% increase on a yearly basis.

Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) was HK$764 million compared to HK$348 million in the same period last year. The increase in LBITDA was mainly due to the network expansion and the increase in the number of leased base station tower sites that resulted in higher network operating costs.

Depreciation and amortisation increased to HK$191 million from HK$165 million in the same period last year. The increase in depreciation was mainly on the incremental capital expenditure recognised as fixed assets during the period and in the second half of last year.

During the first half of 2009, the Indonesian operation recognised two one-time gains totalling HK$233 million compared to the one-time gains in the same period last year of HK$1,463 million. A disposal gain of HK$167 million was recognised on the 248 base station tower sites transferred to PT Profesional Telekomunikasi Indonesia. Another one-time gain of HK$66 million was recognised as other income relating to a network supplier’s compensation in the form of credit vouchers.

Operating loss for the first six months of 2009 was HK$722 million, compared to an operating profit of HK$950 million in the same period last year. If the one-time gains were excluded, the operation would have reported an operating loss of HK$955 million compared to HK$513 million in the same period last year.

Capital expenditure was HK$1,424 million, compared to HK$947 million in the same period last year, reflecting the accelerated network rollout strategy implemented since the second half last year.

During the first half of 2009, the outstanding debt under the vendor finance facility was fully repaid which was funded by an intra-group loan arrangement.

Israel

Partner Communications is one of the leading lsraeli mobile communications operators with approximately 2,944,000 customers by the end of the second quarter, of which approximately 1,102,000 customers were under the 3G network. The 3G customer base increased 32.1% when compared with same period last year.

Financial results for the six months ended 30 June 2009

Turnover was HK$5,610 million for the first six months of 2009, a decrease of 19.7% compared to the same period last year. Excluding the impact of adverse foreign exchange movement, the underlying turnover decreased 6.6% which reflected the lower roaming activity and lower voice revenues resulting from the reduction in the billing interval from 12 second intervals to single second intervals mandated by the Ministry of Communications from 1 January 2009. The negative impact on revenues was partially offset by the 9.8% growth in SMS, content and data services in NIS terms compared to the first half last year.

EBITDA in the first half of 2009 was HK$2,093 million, a decrease of 11.7% compared to the same period last year. Excluding the impact of foreign exchange movement, the underlying EBITDA was comparable to last year.

Hutchison Telecommunications International Limited 2009 Interim Report	5

Chairman’s Statement

Depreciation and amortisation was HK$623 million, a decrease of HK$402 million compared to the same period last year mainly due to the change in the accounting estimate on the useful lives of certain fixed assets in 2009 and the higher accelerated depreciation charge on some 3G equipment in the first half of 2008.

Operating profit of Partner Communications was HK$1,473 million compared to HK$1,345 million for the same period last year.

Capital expenditure on fixed assets was HK$522 million compared to HK$546 million in the same period last year.

Thailand

The Group’s Thailand operation continued to deliver positive EBITDA, despite the impact of the economic and political instability in the first half of 2009.

Financial results for the six months ended 30 June 2009

Turnover was HK$525 million for the first half of 2009, a decrease of 15.5% from HK$621 million in the same period last year. The decline in turnover was mainly due to the decrease in the customer base and the economic environment. In addition, the weakening of the Thai Baht against HKD accounted for 7.5% of the decline.

EBITDA was HK$41 million, compared to HK$59 million in the same period last year mainly due to the reduction in revenue and adverse foreign exchange movement.

Operating profit for the first half of 2009 was HK$39 million, compared to HK$59 million in the same period last year.

Capital expenditure for the first half of 2009 was HK$20 million compared to HK$18 million in the same period last year. This expenditure represented the maintenance capital expenditure required for the business operation.

The Group remains in discussion about a potential exit for our Thailand operation with CAT Telecom Public Company Limited.

Others

“Others” is currently comprised of Vietnam, Sri Lanka and Corporate office.

Vietnam

Vietnamobile continued to operate under a business cooperation contract partnership with Hanoi Telecommunications Joint Stock Company in force since 2005.

We launched a GSM service in the second quarter of 2009 under the brand name “Vietnamobile”. By the end of the quarter we had acquired approximately 624,000 customers, mostly in the prepaid segment, and had a network footprint of approximately 1,500 base stations on-air with approximately 65% population coverage.

Financial results for the six months ended 30 June 2009

Comparison to the prior period and like-for-like basis is not provided as Vietnamobile has changed its technology and business model from CDMA service provider to GSM. LBITDA was HK$125 million in the first half of 2009 and the operating loss for the period was HK$141 million.

Capital expenditure was HK$383 million and represented mainly the first phase investment in the core and access network of the GSM platform as well as the costs incurred for the conversion of the re-deployable part of the legacy CDMA network into the GSM standard.

Sri Lanka

Turnover for the first six months was HK$37 million, compared to HK$89 million for the same period last year. The significant decrease in turnover was attributable to the erosion in the customer base and decline in ARPU as a result of the severe market competition, increased government levies and subdued consumer environment.

LBITDA for the first six months of 2009 was HK$39 million. Depreciation and amortisation for the first half increased slightly to HK$20 million from HK$19 million in the same period last year and the operating loss for the first half of 2009 was HK$59 million. Despite the adverse environment, we continued our network expansion and target to increase the population coverage to 65% by the end of 2009.

Outlook

While the signs of any recovery in the global economy in the second quarter are unclear, we remain optimistic about the second half. The performance of our Indonesian and Vietnamese operations in the first half has been above our expectation and both operations will continue to focus on customer growth and increase market share penetration in the second half of the year.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 12 August 2009

6	Hutchison Telecommunications International Limited 2009 Interim Report

Group Capital Resources and Other Information

Capital Resources and Liquidity

The capital and reserves attributable to equity holders of the Company as at 30 June 2009 were approximately HK$8,725 million, compared with HK$19,113 million as at 31 December 2008.

The net debt of the Group was approximately HK$6,014 million, comprising the cash and cash equivalents of approximately HK$742 million and debt of approximately HK$6,756 million, as follows:

	Total debt HK$ millions	Note	As at 30 June 2009 Cash and cash equivalents HK$ millions	Net cash/(debt) HK$ millions
Continuing operations
Israel	(3,932)		328	(3,604)
Thailand	(342)		8	(334)
Indonesia	(220)		54	(166)

	(4,494)	(a)	390	(4,104)
Others	(2,262)	(b)	352	(1,910)

	(6,756)		742	(6,014)

(a)	As at 30 June 2009, total borrowings of HK$39 million (as at 31 December 2008 - HK$69 million) were guaranteed by members of Hutchison Whampoa Limited (“HWL”) group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the six months ended 30 June 2009 in respect of these borrowings was HK$1 million (six months ended 30 June 2008 – HK$3 million).

As at 30 June 2009, no fixed assets and current assets of the Group were used as collateral for these borrowings (as at 31 December 2008 – fixed assets of HK$1,131 million and current assets of HK$14 million). None of these current borrowings (as at 31 December 2008 – HK$948 million) and non-current borrowings (as at 31 December 2008 – Nil) as at 30 June 2009 were secured.

(b)	As at 30 June 2009, the Group was granted a senior secured term loan/revolving credit facility, as amended and restated in April 2009 from the original facility dated November 2008, from an indirect subsidiary of HWL, in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at LIBOR + 2.45% per annum with final maturity on 15 November 2011. There is an upfront fee of US$5 million (approximately HK$39 million) and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. The facility is secured by the assets, rights and business and the issued share capital of the Company and certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. The undrawn facility of US$280 million under the first tranche expired on 14 May 2009. As at 30 June 2009, the loan due to the related company was US$290 million (approximately HK$2,262 million) which is repayable on 15 November 2011, while the amount of the undrawn facility in the maximum aggregate amount of US$1,220 million (approximately HK$9,455 million) is available to the Group until one week before the final maturity date of 15 November 2011.

The Group’s total debt at 30 June 2009 is denominated and repayable as follows:

	USD	NIS	THB	Total
Within 1 year	1.0%	21.1%	4.5%	26.6%
In year 2	0.3%	21.2%	—	21.5%
In year 3	33.8%	15.9%	—	49.7%
In year 4	0.3%	—	—	0.3%
In year 5	0.3%	—	—	0.3%
Beyond 5 years	1.6%	—	—	1.6%

	37.3%	58.2%	4.5%	100.0%

Hutchison Telecommunications International Limited 2009 Interim Report	7

Group Capital Resources and Other Information

As at 30 June 2009, approximately 96.6% of the Group’s debt bore interest at floating rates and the remaining 3.4% was at fixed rates.

The non-Hong Kong Dollar and non-US Dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned.

The Group’s cash and cash equivalents at 30 June 2009 are denominated as follows:

	HK$	USD	NIS	THB	Others	Total
Within 1 year	1.4%	44.6%	43.4%	1.1%	9.5%	100.0%

Capital Expenditure

The Group’s capital expenditures for continuing operations in the first six months of 2008 and 2009 are as follows:

	Capital expenditure on fixed assets Six months ended 30 June		Capital expenditure on other intangible assets Six months ended 30 June
HK$ millions	2008	2009	2008	2009
Israel	546	522	—	213
Thailand	18	20	—	—
Indonesia	947	1,424	—	—
Others	278	432	—	—

Total capital expenditures for continuing operations	1,789	2,398	—	213

Capital expenditure on fixed assets in the first six months of 2009 was HK$2,398 million, increased from HK$1,789 million in the same period last year. The increase in capital expenditure on fixed assets in Indonesian operation mainly reflected the capital expenditure incurred for the network rollout. Others comprised mainly network equipment purchases in our Vietnamese and Sri Lankan operations for HK$383 million and HK$49 million respectively.

Capital expenditure on other intangible assets comprised of customer acquisition and retention costs. It was HK$213 million in the first six months of 2009, compared with nil in the same period last year.

Treasury Policies

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. Where appropriate, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong Dollar and non-US Dollar assets, the Group generally endeavors to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

8	Hutchison Telecommunications International Limited 2009 Interim Report

Group Capital Resources and Other Information

Contingent Liabilities

As at 30 June 2009, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$6 million (as at 31 December 2008 – HK$50 million).

(b)	a total of 16 claims against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	As at 31 December 2008	As at 30 June 2009
Alleged violation of antitrust law	246	235
Alleged consumer complaints	1,719	4,217
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,050	1,960

During the six months ended 30 June 2009, Partner Communications has made a provision of NIS2.5 million (approximately HK$5 million) (as at 31 December 2008 – Nil), based on its estimate of the amount that may be required to settle two claims in an aggregate amount of approximately NIS74 million (approximately HK$145 million). Save for the aforesaid provision, the Company and Partner Communications have made no other provisions for the remaining claims.

(c)	a claim of approximately NIS42.5 million (approximately HK$83 million) (as at 31 December 2008 – NIS42.5 million (approximately HK$87 million)) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC. During the six months ended 30 June 2009, Partner Communications has made a provision of NIS26 million (approximately HK$51 million) (as at 31 December 2008 – Nil) in respect of this claim.

Subsequent Event

Subsequent to 30 June 2009, the Group announced on 12 August 2009 that it had entered into an agreement to sell its entire shareholding in Partner Communications in Israel, for a total consideration, subject to adjustments, of NIS5,290,960,470 (approximately US$1,381 million) (approximately HK$10,706 million). The consideration is comprised of cash of NIS4,141,960,470 (approximately US$1,081 million) (approximately HK$8,381 million) and a secured debt instrument of US$300 million (approximately HK$2,325 million). The transaction, subject to certain completion conditions including regulatory approval, is targeted to be completed in the second half of this year. The profit before taxation from disposal on completion of the transaction (and translation into US$ (HK$)) is estimated to be approximately US$1,000 million (approximately HK$7,750 million).

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended 30 June 2009, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

Staff

Currently the Group has approximately 9,000 dedicated staff contributing to the Group’s operational excellence and leadership in product and service development. Our staff members come from diverse cultural background with varied expertise and local market insights and experience. The Group promotes synergies and competence sharing among its global staff force. Staff members of the Group enjoy opportunities to exchange best practice and collaborate on strategic planning and initiatives, greatly broadening their horizon and personal and career development.

Hutchison Telecommunications International Limited 2009 Interim Report	9

Group Capital Resources and Other Information

Unaudited Key Performance Indicators for Second Quarter 2009

Customer Base	Q2 2009			Q1 2009			Q4 2008			Q3 2008			Q2 2008
	30 June 2009			31 March 2009			31 December 2008			30 September 2008			30 June 2008
	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
Market	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Indonesia	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490	3,604	9	3,595	3,203	7	3,196
Israel	2,944	2,174	770	2,903	2,159	744	2,898	2,153	745	2,882	2,145	737	2,856	2,135	721
Sri Lanka	536	—	536	722	—	722	887	—	887	958	—	958	1,291	—	1,291
Vietnam	624	1	623	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Israel relate to both 2G and 3G services.
(7)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

ARPU (1)		Q2 2009			Q1 2009			Q4 2008			Q3 2008			Q2 2008
		30 June 2009			31 March 2009			31 December 2008			30 September 2008			30 June 2008
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	IDR (‘000)	11	202	10	10	183	10	11	134	11	10	134	9	12	108	12
Israel	NIS	151	X	X	145	X	X	158	X	X	166	X	X	158	X	X
Sri Lanka	LKR	119	—	119	148	—	148	164	—	164	181	—	181	163	—	163
Vietnam	VND (‘000)	68	250	68	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Israel relate to both 2G and 3G services.
(4)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

10	Hutchison Telecommunications International Limited 2009 Interim Report

Group Capital Resources and Other Information

MOU (1)	Q2 2009			Q1 2009			Q4 2008			Q3 2008			Q2 2008
	30 June 2009			31 March 2009			31 December 2008			30 September 2008			30 June 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	55	375	54	55	342	55	55	225	55	56	209	56	82	117	82
Israel	364	X	X	358	X	X	357	X	X	376	X	X	368	X	X
Sri Lanka	77	—	77	77	—	77	74	—	74	71	—	71	54	—	54
Vietnam	221	156	221	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

Churn (1)	Q2 2009			Q1 2009			Q4 2008			Q3 2008			Q2 2008
	30 June 2009			31 March 2009			31 December 2008			30 September 2008			30 June 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%
Israel	1.3%	X	X	1.6%	X	X	1.5%	X	X	1.3%	X	X	1.3%	X	X
Sri Lanka	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%	5.0%	—	5.0%	3.8%	—	3.8%
Vietnam	0.3%	10.6%	0.3%	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

Hutchison Telecommunications International Limited 2009 Interim Report	11

Disclosure of Interests

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2009, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”) as adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the shares, underlying shares in and debentures of the Company

Long positions in the shares and underlying shares in the Company

				Number of underlying shares held
Name of Director / Alternate Director	Capacity	Nature of interests	Number of shares held	in American Depositary Shares	in share options	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.025%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.005%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.005%

Lui Dennis Pok Man	Beneficial owner	Personal interest	9,100,000	—	—	0.189%

Christopher John Foll	Beneficial owner	Personal interest	—	—	5,000,000 (Note 3)	0.104%

Chan Ting Yu	Beneficial owner	Personal interest	3,433,333	—	—	0.071%

John W Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	—	0.002%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	2,333,333	—	—	0.048%

Notes:

1.      Such ordinary shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.

2.      17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.

3.      Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on pages 15 to 16.

4.      7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.

(II)	Interests and short positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Mr Fok Kin-ning, Canning had, as at 30 June 2009, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in Hutchison Whampoa Limited (“HWL”);

(ii)	5,100,000 ordinary shares, representing approximately 0.038% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

12	Hutchison Telecommunications International Limited 2009 Interim Report

Disclosure of Interests

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 1,202,380 ordinary shares, representing approximately 0.025% of the then issued share capital, in Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”);

(v)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.146% of the then issued share capital, in Partner Communications Company Ltd.; and

(vi)	corporate interests in (a) a nominal amount of US$1,216,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; and (b) a nominal amount of US$4,000,000 in the 7.625% Note due 2019 issued by Hutchison Whampoa International (09) Limited.

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at 30 June 2009, personal interests in (i) 150,000 ordinary shares, representing approximately 0.004% of the then issued share capital, in HWL; and (ii) 250,000 ordinary shares, representing 0.005% of the then issued share capital, in HTHKH.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at 30 June 2009, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; (ii) 1,000,000 ordinary shares, representing approximately 0.0074% of the then issued share capital, in HTAL; and (iii) 17,000 American Depositary Shares (each representing 15 ordinary shares), representing approximately 0.005% of the then issued share capital, in HTHKH.

Mr Lui Dennis Pok Man in his capacity as a beneficial owner had, as at 30 June 2009, personal interests in 9,100,000 ordinary shares, representing approximately 0.189% of the then issued share capital, in HTHKH.

Mr Chan Ting Yu in his capacity as a beneficial owner had, as at 30 June 2009, personal interests in 3,433,333 ordinary shares, representing approximately 0.071% of the then issued share capital, in HTHKH.

Mr John W Stanton had, as at 30 June 2009, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse;

(ii)	6,600 ordinary shares, representing approximately 0.0002% of the then issued share capital, in HWL held in his capacity as a trustee of a trust; and

(iii)	7,000 American Depositary Shares (each representing 15 ordinary shares), representing approximately 0.002% of the then issued share capital, in HTHKH held jointly with his spouse.

Mr Kevin Westley in his capacity as a beneficial owner had, as at 30 June 2009, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at 30 June 2009, (i) family interests in 8,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, in HWL held by his spouse; and (ii) personal interests in 2,333,333 ordinary shares, representing approximately 0.049% of the then issued share capital, in HTHKH.

Save as disclosed above, as at 30 June 2009, none of the Directors and chief executive of the Company and their respective associates had any interests or short positions in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) that were required, pursuant to Section 352 of the SFO, to be recorded in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Hutchison Telecommunications International Limited 2009 Interim Report	13

Disclosure of Interests

Interests and Short Positions of Shareholders Discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 30 June 2009, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under Section 336 of the SFO:

(I)	Interests and short positions of substantial shareholders in the shares and underlying shares in the Company

Long positions in the shares in the Company

Name	Capacity	Number of shares held	Approximate % of shareholding

Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner (ii) Interest of a controlled corporation	2,619,929,104) (Note 1)) 285,893,149) (Note 1))	60.36%

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

Ommaney Holdings Limited (“OHL”)	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

HWL	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,957,914,840 (Note 2)	61.44%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,957,914,840 (Note 3)	61.44%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,957,914,840 (Note 4)	61.44%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,957,914,840 (Note 4)	61.44%

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,958,068,120) (Note 5))
	(ii) Interest of controlled corporations	266,621,499)	66.98%
		(Note 6))

Yuda Limited (“Yuda”)	Beneficial owner	266,375,953 (Note 7)	5.53%

14	Hutchison Telecommunications International Limited 2009 Interim Report

Disclosure of Interests

(II)	Interests and short positions of other person in the shares and underlying shares in the Company

Long positions in the shares in the Company

Name	Capacity	Number of shares held	Approximate % of shareholding

T. Rowe Price Associates, Inc. and its affiliates	Investment manager	335,376,700	6.97%

JPMorgan Chase & Co. (“JCC”)	(i) Beneficial owner	735,000)	6.01%
	(ii) Investment manager	5,158,203)
	(iii) Custodian	283,527,899) (Note 8))

Notes:

1.      HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 ordinary shares of the Company which HTIHL had direct interest and the 285,893,149 ordinary shares of the Company held by a wholly-owned subsidiary of HTIHL.

2.      Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.

3.      TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares in CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

4.      Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.      Mr Li is the settlor of each of DT1, DT2 and two discretionary trusts (“DT3” and “DT4”) and may be regarded as a founder of each of DT1, DT2, DT3 and DT4 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of two companies owning the entire issued share capital of TUT1, TDT1, TDT2, Li Ka-Shing Castle Trustee Company Limited (“TUT3”) as trustee of The Li Ka-Shing Castle Trust (“UT3”), Li Ka-Shing Castle Trustee Corporation Limited as trustee of DT3 and Li Ka-Shing Castle Trustcorp Limited as trustee of DT4 where appropriate. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested and held by TUT3 as trustee of UT3 (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.      Such ordinary shares were held by companies of which Mr Li is interested in the entire issued share capital.

7.      Yuda is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.

8.      Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

Save as disclosed above, as at 30 June 2009, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Hutchison Telecommunications International Limited 2009 Interim Report	15

Share Options

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain share option schemes. The outstanding share options under the respective share option schemes for the six months ended 30 June 2009 are set out below.

(I)	Share Option Scheme of the Company

Particulars of share options outstanding under the share options scheme of the Company (the “Share Option Scheme”) at the beginning and at the end of the financial period for the six months ended 30 June 2009 and share options granted, exercised, lapsed or cancelled under such scheme during the period were as follows:

Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2009 (4)	Granted during the six months ended 30 June 2009 (5)(6)	Exercised during the six months ended 30 June 2009	Lapsed/ cancelled during the six months ended 30 June 2009 (5)(6)	Number of share options held at 30 June 2009	Exercise period of share options	Exercise price of share options (2) HK$	Price of share of the Company
									at the grant date of share options (3) HK$	at the exercise date of share options HK$

Director

Christopher John Foll	12.12.2008	5,000,000	—	—	(5,000,000)	—	12.12.2009 to 11.12.2018	2.20	2.22	N/A
	1.6.2009	N/A	5,000,000	—	—	5,000,000	12.12.2009 to 31.5.2019	1.61	1.58	N/A

Sub-total		5,000,000	5,000,000	—	(5,000,000)	5,000,000

Other employees in aggregate	23.11.2007	8,766,666	—	—	(8,766,666)	—	23.11.2008 to 22.11.2017	4.51	11.26	N/A
	15.12.2008	4,383,334	—	—	(4,383,334)	—	15.12.2008 to 14.12.2018	4.51	2.09	N/A
	1.6.2009	N/A	8,400,000	—	—	8,400,000	1.6.2009 to 31.5.2019	1.61	1.58	N/A

Sub-total		13,150,000	8,400,000	—	(13,150,000)	8,400,000

Total		18,150,000	13,400,000	—	(18,150,000)	13,400,000

16	Hutchison Telecommunications International Limited 2009 Interim Report

Share Options

Notes:

1.	The share options will be vested according to a schedule, namely, as to as close to one-third of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.
2.	The exercise price of the share options is subject to adjustment in accordance with the provisions of the Share Option Scheme.
3.	The stated price was the Stock Exchange closing price of the shares of the Company on the trading day immediately prior to the date of the grant of the share options.
4.	4,383,334 share options granted on 15 December 2008 are vested immediately on the grant date.
5.	On 1 June 2009, 5,000,000 new share options were granted to Mr Christopher John Foll subject to his acceptance of the grant and consent to cancellation of his then existing 5,000,000 share options (the “Director Replacement Options”). The new share options are exercisable subject to the vesting schedule of one-third of the share options on each of 12 December 2009, 12 December 2010 and 12 December 2011.
6.	On 1 June 2009, a total of 8,400,000 new share options were granted to other employees subject to their acceptance of the grant and consent to cancellation of their then existing 8,400,000 share options (the “Employees Replacement Options”). The new share options are exercisable subject to the vesting schedule of one- third of the share options on each of 1 June 2009, 23 November 2009 and 23 November 2010.

The fair value of the Director Replacement Options was determined using the Black-Scholes model. The weighted average fair value of the Director Replacement Options was increased from HK$0.77 to HK$0.93. The significant inputs into the model were standard deviation of expected share price returns of 38.24%, expected life of share options of 5.0 to 6.0 years and annual risk-free interest rate of 2.49%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 April 2009.

The fair value of the Employees Replacement Options was determined using the Black-Scholes model. The weighted average fair value of the Employees Replacement Options was increased from HK$2.82 to HK$3.25. The significant inputs into the model were standard deviation of expected share price returns of 38.24%, expected life of share options of 4.0 to 5.0 years and annual risk-free interest rate of 2.02%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 April 2009.

As at 30 June 2009, the Company had 13,400,000 share options outstanding under the Share Option Scheme.

(II)	Employee Stock Option Plans of Partner Communications Company Ltd.

2004 Share Option Plan

The 2004 Share Option Plan (as amended by the board of directors of Partner Communications Company Ltd. (“Partner Communications”) on 1 March 2006, 26 March 2008 and 23 February 2009, and by the shareholders of Partner Communications at the general meetings held on 25 June 2008 and 22 April 2009) (the “2004 Plan”) was approved by the board of directors of Partner Communications in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The amendments on the 2004 Plan were also approved by the shareholders of the Company at the annual general meetings held on 6 May 2008 and 27 April 2009 and by the shareholders of HWL at the annual general meetings held on 22 May 2008 and 21 May 2009 respectively. The 2004 Plan will remain in force for 10 years from its adoption on 12 July 2004.

1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2003 Amended Plan

The 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner Communications in 1998 and 2000 respectively. Until November 2003, Partner Communications granted share options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961.

Hutchison Telecommunications International Limited 2009 Interim Report	17

Share Options

As a result, any grant of share options after November 2003 was subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Share options granted under the 1998 Plan, the 2000 Plan and the 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, remained valid until its expiration dates. On 26 March 2008, the board of directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options will be granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans. No share option was outstanding under the 1998 Plan or the 2003 Amended Plan.

Details of the movement of share options outstanding under the employee stock option plans of Partner Communications during the six months ended 30 June 2009 are as follows:

					Lapsed/ cancelled during the six months ended 30 June 2009				Price of share of Partner Communications
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2009 (1)	Granted during the six months ended 30 June 2009	Exercised during the six months ended 30 June 2009		Number of share options held at 30 June 2009 (1)	Exercise period of share options (2)	Exercise price of share options (5) US$/NIS	at the grant date of share options (3) NIS	at the exercise date of share options (4) NIS
Chief Executive

2004 Plan

David Avner	20.4.2005 to	453,776	1,250,000	(123,776)	—	1,580,000	20.4.2005 to	NIS33.72 to	38.10 to	67.19
	24.3.2009						23.3.2019	NIS59.97	57.45

Sub-total		453,776	1,250,000	(123,776)	—	1,580,000

Other employees in aggregate

2000 Plan	3.11.2000 to	144,800	—	(21,000)	—	123,800	3.11.2000 to	NIS17.25 to	17.25 to	64.53
	30.12.2003						30.12.2012	NIS27.35	27.35

2004 Plan	29.11.2004 to	1,632,611	2,905,500	(217,259)	(66,750)	4,254,102	29.11.2004 to	NIS26.74 to	33.13 to	63.42
	21.5.2009						20.5.2019	NIS66.10	78.40

Sub-total		1,777,411	2,905,500	(238,259)	(66,750)	4,377,902

Total		2,231,187	4,155,500	(362,035)	(66,750)	5,957,902

Notes:
1.	The number of share options disclosed is the aggregate figure of share options held at 30 June 2009 under the employee stock option plans. The share options were granted on various date(s) during the corresponding period(s).
2.	Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the share options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Partner Communications Compensation Committee.
3.	The stated price was the closing price of Partner Communications Shares as recorded by the Tel Aviv Stock Exchange immediately before the date of grant of share options.
4.	The stated price was the weighted average closing price of Partner Communications Shares immediately before the dates on which the share options were exercised.
5.	In accordance with the provisions of the 2004 Plan (as amended), the exercise price of the share options is subject to adjustment and option holders are allowed to exercise their vested options, during a fixed period, only through a cashless exercise procedure.

18	Hutchison Telecommunications International Limited 2009 Interim Report

Share Options

The fair value of share options granted during the six months ended 30 June 2009 determined using the Black–Scholes model was NIS 8.9 at measurement date. The significant inputs into the model were standard deviation of expected share price returns of 27%, weighted average dividend yield of 4.4%, expected life of share options of four years and annual risk-free interest rate of 2.9%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over four years immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

As at 30 June 2009, Partner Communications had in aggregate 5,957,902 share options outstanding under the 2004 Plan and the 2000 Plan.

Hutchison Telecommunications International Limited 2009 Interim Report	19

Corporate Governance

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers that effective corporate governance practices are essential to enhancing shareholder value and protecting stakeholder interests. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure effective internal controls, transparency and accountability to all stakeholders.

Compliance with the Code on Corporate Governance Practices

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2009.

Securities Transactions

The Board has adopted the Model Code which is supplemented by the Securities Trading Policy as the Group’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout the accounting period covered by this interim report.

Audit Committee

The Audit Committee of the Company comprises the three Independent Non-executive Directors: Messrs Kevin Westley, John Stanton and Kwan Kai Cheong, chaired by Mr Westley. All committee members possess appropriate business and financial management experience and skills to understand financial statements and internal controls. In addition, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the assistance of outsiders with relevant experience and expertise if it considers necessary. The Audit Committee meets regularly with management and the external auditor of the Company and reviews matters relating to audit, accounting and financial statements as well as internal control, risk evaluation and general compliance of the Group and reports directly to the Board. The terms of reference of the Audit Committee adopted by the Board are published on the Company’s website. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2009 have been reviewed and endorsed by the Audit Committee.

Remuneration Committee

The Remuneration Committee of the Company comprises three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Fok Kin-ning, Canning with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors, as members. The Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. It is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages. The terms of reference of the Committee adopted by the Board are published on the Company’s website.

Accounting Issue under Review by the US Securities and Exchange Commission

As part of its periodic review of Company filings, the US Securities and Exchange Commission (“SEC”) sent the Company comments in August 2008 regarding the Company’s Annual Report on Form 20-F for the year ended 31 December 2007. A major comment that remains unresolved relates to the accounting treatment of sale and leaseback transactions for base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications, in 2008. These transactions were disclosed as a subsequent event in the Company’s 2007 accounts, and details of the transactions and the applicable accounting treatment are disclosed in Note 10(b) to the accounts on page 107 of the 2008 Annual Report and Note 6(b) to the accounts on page 31 of this interim report. The Company believes the accounting treatment it adopted is appropriate, and is continuing to engage with and provide further requested information to the SEC. The Company cannot predict the outcome of this review, and there is a risk that an adjustment to the Company’s accounts may be required in order to account for the sale and leaseback transactions as a finance lease. If the Company were required to account for the sale and leaseback transactions as a finance lease, the Company would not recognise a gain from the sales of the base station tower sites or an operating lease expense. Instead, the Company would be required to recognise the leased assets and the related finance lease obligations on the consolidated statement of financial position and to recognise depreciation expense on the leased assets and an interest element of the lease payments as interest expense.

20	Hutchison Telecommunications International Limited 2009 Interim Report

Changes in Information of Directors

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of directors of the Company since the date of the 2008 Annual Report are set out below:

Name of Director	Details of Changes
Fok Kin-ning, Canning	Appointed as chairman and non-executive director of HTHKH*

Chow Woo Mo Fong, Susan	Appointed as non-executive director of HTHKH*

Frank John Sixt	Appointed as non-executive director of HTHKH*

Lui Dennis Pok Man	Appointed as deputy chairman and non-executive director of HTHKH*

Kevin Westley	Term of office as Deputy Chairman of Ocean Park Corporation concluded on 30 June 2009

*	A company listed on the Main Board of the Stock Exchange on 8 May 2009.

Hutchison Telecommunications International Limited 2009 Interim Report	21

Report on Review of Interim Financial Report

To the Board of Directors of Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 22 to 48, which comprises the condensed consolidated statement of financial position of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2009 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows and condensed consolidated statement of changes in equity for the six-month period then ended and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial report in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial report based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial report consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 12 August 2009

22	Hutchison Telecommunications International Limited 2009 Interim Report

Condensed Consolidated Income Statement

For the six months ended 30 June

	Note	Unaudited 2008 HK$ millions		Unaudited 2009 HK$ millions		Unaudited 2009 US$ millions
						(Note 29)
Continuing operations:
Turnover	4		7,991		6,411		827
Cost of inventories sold			(1,180)		(467)		(60)
Staff costs			(996)		(953)		(123)
Depreciation and amortisation			(1,434)		(854)		(110)
Other operating expenses			(3,986)		(3,874)		(500)
Profit on disposal of investments and others, net	6		1,464		236		30

Operating profit			1,859		499		64
Interest income	7		624		61		8
Interest and other finance costs	7		(412)		(402)		(51)

Profit before taxation			2,071		158		21
Taxation	8		(387)		(379)		(49)

Profit/(Loss) for the period from continuing operations			1,684		(221)		(28)

Discontinued operations:
Profit from discontinued operations	9		279		196		25

Profit/(Loss) for the period			1,963		(25)		(3)

Attributable to:
Equity holders of the Company:
– continuing operations			912		(460)		(59)
– discontinued operations			253		175		22

			1,165		(285)		(37)

Minority interest:
– continuing operations			772		239		31
– discontinued operations			26		21		3

			798		260		34

			1,963		(25)		(3)

Dividend	10		—		10,234		1,321

Earnings/(Loss) per share from continuing operations attributable to equity holders of the Company:
– basic	11	HK$	0.19	HK$	(0.10)	US$	(0.01)

– diluted	11	HK$	0.19	HK$	(0.10)	US$	(0.01)

Earnings/(Loss) per share attributable to equity holders of the Company:
– basic	11	HK$	0.24	HK$	(0.06)	US$	(0.01)

– diluted	11	HK$	0.24	HK$	(0.06)	US$	(0.01)

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2009 Interim Report	23

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June

	Unaudited 2008 HK$ millions	Unaudited 2009 HK$ millions	Unaudited 2009 US$ millions
			(Note 29)
Profit/(Loss) for the period	1,963	(25)	(3)

Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	—	31	4
Exchange translation differences	990	(12)	(2)
Cash flow hedges
– effective portion of changes in fair value, net of tax	(102)	—	—
– transfer from equity to income statement, net of tax	95	—	—

Total other comprehensive income for the period	983	19	2

Total comprehensive income/(expense) for the period	2,946	(6)	(1)

Attributable to:
Equity holders of the Company	1,690	(170)	(22)
Minority interest	1,256	164	21

	2,946	(6)	(1)

The accompanying notes are an integral part of these condensed consolidated interim accounts.

24	Hutchison Telecommunications International Limited 2009 Interim Report

Condensed Consolidated Statement of Financial Position

	Note	Audited As at 31 December 2008 HK$ millions	Unaudited As at 30 June 2009 HK$ millions	Unaudited As at 30 June 2009 US$ millions
				(Note 29)
ASSETS
Current assets
Cash and cash equivalents		2,525	742	96
Trade and other receivables	12	5,072	4,447	574
Stocks		463	283	37
Derivative financial assets		48	27	3

Total current assets		8,108	5,499	710

Assets held for sale	13	174	—	—

Non-current assets
Fixed assets	14	17,216	9,613	1,240
Goodwill	15	6,815	2,473	319
Other intangible assets	16	7,160	5,665	731
Other non-current assets	17	3,844	2,550	329
Deferred tax assets		368	—	—
Interests in associates		2	—	—
Interests in jointly-controlled entities		88	—	—

Total non-current assets		35,493	20,301	2,619

Total assets		43,775	25,800	3,329

LIABILITIES
Current liabilities
Trade and other payables	18	8,000	5,645	729
Borrowings	19	7,652	1,795	232
Current income tax liabilities		104	25	3
Derivative financial liabilities		27	41	5

Total current liabilities		15,783	7,506	969

Non-current liabilities
Borrowings	19	3,348	2,699	348
Deferred tax liabilities		457	397	51
Other non-current liabilities	20	2,458	3,982	514

Total non-current liabilities		6,263	7,078	913

Total liabilities		22,046	14,584	1,882

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	21(a)	1,204	1,204	155
Reserves	22	17,909	7,521	970

		19,113	8,725	1,125
Minority interest		2,616	2,491	322

Total equity		21,729	11,216	1,447

Total equity and liabilities		43,775	25,800	3,329

Net current liabilities		(7,675)	(2,007)	(259)

Total assets less current liabilities		27,992	18,294	2,360

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2009 Interim Report	25

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June

	Unaudited 2008 HK$ millions	Unaudited 2009 HK$ millions	Unaudited 2009 US$ millions
			(Note 29)
Cash flows from operating activities
Continuing operations:
Profit before taxation	2,071	158	21
Adjustments for:
– Interest income	(624)	(61)	(8)
– Interest and other finance costs	412	402	51
– Depreciation and amortisation	1,434	854	110
– Impairment of stocks and non-current assets	17	—	—
– Share-based payments	50	31	4
– Profit on disposal of investments and others, net	(1,464)	(236)	(30)
– Write-off of customer acquisition and retention costs	—	8	1
– Changes in working capital
– Decrease/(Increase) in stocks	19	(20)	(3)
– Increase in trade receivables, other receivables and prepayments	(438)	(463)	(59)
– Increase/(Decrease) in trade and other payables	1,042	(103)	(13)
– Increase in payable to related companies	9	115	15

Cash generated from continuing operations	2,528	685	89
Interest received	571	4	1
Interest and other finance costs paid	(150)	(284)	(37)
Taxes paid	(499)	(418)	(54)

Net cash generated from/(used in) operating activities of continuing operations	2,450	(13)	(1)

Discontinued operations:
Cash generated from discontinued operations	1,712	1,102	142
Interest received	9	—	—
Interest and other finance costs paid	(64)	(15)	(2)

Net cash generated from operating activities of discontinued operations	1,657	1,087	140

Net cash generated from operating activities	4,107	1,074	139

The accompanying notes are an integral part of these condensed consolidated interim accounts.

26	Hutchison Telecommunications International Limited 2009 Interim Report

Condensed Consolidated Statement of Cash Flows (continued)

For the six months ended 30 June

	Note	Unaudited 2008 HK$ millions	Unaudited 2009 HK$ millions	Unaudited 2009 US$ millions
				(Note 29)
Cash flows from investing activities
Continuing operations:
Additions to customer acquisition and retention costs	16	—	(213)	(27)
Advanced payments for network rollout, included in other receivables and prepayments		—	(178)	(23)
Deposit received for disposal of a subsidiary		552	—	—
Increase in interest in a subsidiary		—	(468)	(60)
Purchases of fixed assets		(2,387)	(1,458)	(188)
Increase in interest in a subsidiary through a share buy-back plan		(453)	—	—
Proceeds from disposal of assets held for sale		—	111	14
Proceeds from disposal of fixed assets		—	1	—
Proceeds from disposal of base station tower sites		1,189	262	34
Upfront and fixed periodic payments for telecommunications licences		(450)	(245)	(32)

Net cash used in investing activities of continuing operations		(1,549)	(2,188)	(282)

Discontinued operations:
Cash used in investing activities		(836)	(861)	(111)
Cash and cash equivalents of subsidiaries disposed of via distribution in specie	23	—	(217)	(28)

Net cash used in investing activities of discontinued operations		(836)	(1,078)	(139)

Net cash used in investing activities		(2,385)	(3,266)	(421)

Cash flows from financing activities
Continuing operations:
Net decrease in borrowings		(266)	(1,454)	(188)
Dividends paid to minority shareholders		(554)	(186)	(24)
Drawing of loan from a related company	27(c)	—	2,262	292
Upfront fee on loan from a related company		—	(39)	(5)
Drawing of loan from minority shareholders		4	2	—
Proceeds from exercise of share options of the Company		1	—	—
Proceeds from exercise of share options of a subsidiary		13	30	4
Settlement and rollover of derivatives		(110)	85	11

Net cash (used in)/generated from financing activities of continuing operations		(912)	700	90

Discontinued operations:
Net cash used in financing activities of discontinued operations		(241)	(279)	(36)

Net cash (used in)/generated from financing activities		(1,153)	421	54

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2009 Interim Report	27

Condensed Consolidated Statement of Cash Flows (continued)

For the six months ended 30 June

	Note	Unaudited 2008 HK$ millions	Unaudited 2009 HK$ millions	Unaudited 2009 US$ millions
				(Note 29)
Increase/(Decrease) in cash and cash equivalents		569	(1,771)	(228)
Cash and cash equivalents as at 1 January		36,611	2,525	326
Effect of foreign exchange rate changes		—	(12)	(2)

Cash and cash equivalents as at 30 June		37,180	742	96

Analysis of net cash/(debt)
Cash and cash equivalents as at 30 June		37,180	742	96
Add: Bank overdrafts		54	—	—

Cash and cash equivalents excluding bank overdrafts as at 30 June		37,234	742	96
Borrowings	19	(11,269)	(4,494)	(580)
Loan due to a related company	27(c)	—	(2,262)	(292)

Net cash/(debt) as at 30 June		25,965	(6,014)	(776)

The accompanying notes are an integral part of these condensed consolidated interim accounts.

28	Hutchison Telecommunications International Limited 2009 Interim Report

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June

	Note(s)	Share Capital	Reserves	Total	Minority Interest	Total Equity	Total Equity
		HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	US$ millions
							(Note 29)
As at 1 January 2008		1,195	50,089	51,284	2,852	54,136	6,985

Profit for the period		—	1,165	1,165	798	1,963	253
Other comprehensive income
Exchange translation differences	22	—	532	532	458	990	127
Cash flow hedges
– effective portion of changes in fair value, net of tax	22	—	(102)	(102)	—	(102)	(13)
– transfer from equity to income statement, net of tax	22	—	95	95	—	95	12

Total comprehensive income for the period		—	1,690	1,690	1,256	2,946	379

Dividends paid to minority shareholders		—	—	—	(554)	(554)	(71)
Drawing of loan from minority shareholders		—	—	—	4	4	1
Employee share option scheme
– value of services provided	22	—	60	60	—	60	8
Issuance of ordinary shares arising from exercise of employee share options	22	2	(1)	1	—	1	—
Relating to dilution of interest in a subsidiary	22	—	(2)	(2)	11	9	1
Relating to share buy-back of a subsidiary		—	—	—	(274)	(274)	(35)
Share of other reserves		—	—	—	2	2	—

		2	57	59	(811)	(752)	(96)

As at 30 June 2008		1,197	51,836	53,033	3,297	56,330	7,268

As at 1 January 2009		1,204	17,909	19,113	2,616	21,729	2,804

(Loss)/Profit for the period		—	(285)	(285)	260	(25)	(3)
Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	22	—	16	16	15	31	4
Exchange translation differences	22	—	99	99	(111)	(12)	(2)

Total comprehensive (expense)/income for the period		—	(170)	(170)	164	(6)	(1)

Effect of distribution in specie	10 & 22	—	(10,234)	(10,234)	—	(10,234)	(1,321)
Dividends paid to minority shareholders		—	—	—	(422)	(422)	(54)
Drawing of loan from minority shareholders		—	—	—	2	2	—
Employee share option scheme
– value of services provided	22	—	23	23	—	23	3
Relating to exercise of share options of a subsidiary		—	—	—	24	24	3
Relating to acquisition of additional equity interest in a subsidiary		—	—	—	(325)	(325)	(42)
Relating to dilution of interest in a subsidiary	22	—	(7)	(7)	—	(7)	(1)
Relating to subsidiaries disposed of		—	—	—	422	422	55
Share of other reserves		—	—	—	10	10	1

		—	(10,218)	(10,218)	(289)	(10,507)	(1,356)

As at 30 June 2009		1,204	7,521	8,725	2,491	11,216	1,447

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Hutchison Telecommunications International Limited 2009 Interim Report	29

Notes to the Condensed Consolidated Interim Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) have been engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka. The Group also had fixed-line telecommunications business in Hong Kong and Israel. Following the distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), the then indirect wholly-owned subsidiary of the Company, on 7 May 2009 and the listing of HTHKH’s shares on the Main Board of the SEHK on 8 May 2009 as set out in Note 9, the Group has since ceased to engage in the mobile telecommunications and related businesses in Hong Kong and Macau and the fixed-line telecommunications business in Hong Kong.

These unaudited condensed consolidated interim accounts (“interim accounts”) have been approved for issuance by the Board of Directors on 12 August 2009.

2.	Basis of Preparation

These interim accounts are for the six months ended 30 June 2009. They have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and Appendix 16 of the Rules Governing the Listing of Securities on the SEHK. These interim accounts should be read in conjunction with the 2008 annual accounts.

3.	Significant Accounting Policies

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the 2008 annual accounts, except for the adoption of the new or revised International Financial Reporting Standards as issued by the IASB (“IFRS”, which term collectively includes IAS and related interpretations), which are relevant to the Group’s operations and are mandatory for accounting periods beginning on 1 January 2009. The adoption of these new or revised IFRS has no material effect on the Group’s results and financial position for the current or prior periods.

4.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	Six months ended 30 June
HK$ millions	2008	2009
Continuing operations
Mobile telecommunications services	7,209	5,851
Mobile telecommunications products	782	521
Fixed-line telecommunications services	—	39

	7,991	6,411

Discontinued operations
Mobile telecommunications services	2,263	1,541
Mobile telecommunications products	136	203
Fixed-line telecommunications services	1,352	975
Other non-telecommunications businesses	18	11

	3,769	2,730

	11,760	9,141

30	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

5.	Segment Information

Segment information is provided on the basis of primary geographical regions, the basis on which the Group manages its world-wide interests. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss) agrees to the aggregate information in the interim accounts. As such, no reconciliation between the segment information and the aggregate information in the interim accounts is presented.

	For the six months ended 30 June 2008
HK$ millions	Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -Hong Kong and Macau
Turnover	6,990	621	150	230	7,991	3,769
Operating costs	(4,621)	(562)	(498)	(481)	(6,162)	(2,375)
Depreciation and amortisation	(1,025)	—	(165)	(244)	(1,434)	(972)
Profit on disposal of investments and others, net	1	—	1,463	—	1,464	—

Operating profit/(loss)	1,345	59	950	(495)	1,859	422

Capital expenditures incurred during the period	546	18	947	278	1,789	645

*	“Others” segment for the six months ended 30 June 2008 comprised Sri Lanka, Ghana, Vietnam and Corporate.

	For the six months ended 30 June 2009
HK$ millions	Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -Hong Kong and Macau
Turnover	5,610	525	223	53	6,411	2,730
Operating costs	(3,517)	(484)	(987)	(306)	(5,294)	(1,793)
Depreciation and amortisation	(623)	(2)	(191)	(38)	(854)	(671)
Profit on disposal of investments and others, net	3	—	233	—	236	—

Operating profit/(loss)	1,473	39	(722)	(291)	499	266

Capital expenditures incurred during the period	735	20	1,424	432	2,611	498

*	“Others” segment for the six months ended 30 June 2009 comprised Sri Lanka, Vietnam and Corporate.

Hutchison Telecommunications International Limited 2009 Interim Report	31

Notes to the Condensed Consolidated Interim Accounts

6.	Profit on Disposal of Investments and Others, Net

		Six months ended 30 June
HK$ millions	Note	2008	2009
Net profit on partial disposal of a subsidiary	(a)	1	3
Profit on disposal of base station tower sites	(b)	732	167
Other income, net	(c)	731	66

		1,464	236

(a)	Net profit on partial disposal of a subsidiary

During the six months ended 30 June 2009, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$3 million (six months ended 30 June 2008 – HK$1 million) following the exercise of share options held by the option holders of Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company.

(b)	Profit on disposal of base station tower sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a non-wholly owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on 18 March 2008. During the six months ended 30 June 2009, the sale of Tranches 3 and 4 comprising 248 sites was completed whereby the Group recognised a gain of US$21.4 million (HK$167 million) from the sale.

Concurrent with completion of the first tranche, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. The leaseback has been accounted for as an operating lease and the Group recognised an operating lease expense of HK$124 million during the six months ended 30 June 2009 (six months ended 30 June 2008 – HK$20 million).

(c)	Other income, net

During the six months ended 30 June 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the income statement for the six months ended 30 June 2008.

During the six months ended 30 June 2009, the subsidiary operating in Indonesia was also provided with credit vouchers from a network supplier in compensation for the network outage suffered from the network rollout amounting to US$8.5 million (HK$66 million), which was recognised as other income in the income statement for the six months ended 30 June 2009.

32	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

7.	Interest and Other Finance Costs, Net

	Six months ended 30 June
HK$ millions	2008	2009
Interest income	624	61
Interest and other finance costs	(412)	(402)

Interest and other finance costs, net	212	(341)

Capitalisation rate applied to funds borrowed for the funding of assets	3.90% to 6.98%	2.44% to 6.10%

Interest capitalised	2	1

8.	Taxation

	Six months ended 30 June
HK$ millions	Current taxation	2008 Deferred taxation	Total	Current taxation	2009 Deferred taxation	Total
Hong Kong	—	—	—	—	—	—
Outside Hong Kong	483	(96)	387	344	35	379

	483	(96)	387	344	35	379

During the six months ended 30 June 2009 and 2008, no Hong Kong profits tax has been provided for as all the Group’s profits from continuing operations were generated outside Hong Kong. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

Hutchison Telecommunications International Limited 2009 Interim Report	33

Notes to the Condensed Consolidated Interim Accounts

9.	Profit from Discontinued Operations

On 4 March 2009, the Board of Directors of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie (“the Distribution”) of the entire share capital of HTHKH, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and Hutchison Whampoa Limited (“HWL”); and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries (“HTHKH Group”) operate mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong.

On 7 May 2009, the Company has made the Distribution of HK$10,234 million (Note 10), which is equivalent to the net asset value of HTHKH Group on that date, in the form of distribution in specie of the 4,814,346,208 ordinary shares of HK$0.25 each (“HTHKH Shares”), representing the entire share capital of HTHKH. The distribution was made to the shareholders on the register of members on 30 April 2009 on the basis of one HTHKH Share for every one ordinary share of the Company of HK$0.25 each in the capital of the Company. The HTHKH Shares were listed on the Main Board of the SEHK on 8 May 2009.

Following the Distribution and the listing of HTHKH Shares on the Main Board of the SEHK, HTHKH Group ceased to be subsidiaries of the Group and the results of HTHKH Group up to 7 May 2009 were presented as “discontinued operations” in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in these interim accounts for the six months ended 30 June 2009. The presentation of comparative information in respect of the six months ended 30 June 2008 has been restated to conform to the requirements of IFRS 5.

An analysis of the results of the discontinued operations is as follows:

HK$ millions	Six months ended 30 June 2008	Period ended 7 May 2009
Turnover	3,769	2,730
Cost of inventories sold	(162)	(181)
Staff costs	(233)	(162)
Depreciation and amortisation	(972)	(671)
Other operating expenses	(1,980)	(1,450)

Operating profit	422	266
Interest income	8	—
Interest and other finance costs, net	(104)	(42)
Share of results of jointly-controlled entities	—	(5)

Profit before taxation	326	219
Taxation	(47)	(23)

Profit from discontinued operations	279	196

Attributable to:
Equity holders of the Company	253	175
Minority interest	26	21

	279	196

34	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

10.	Dividend

	Six months ended 30 June
HK$ millions	2008	2009
Interim dividend in specie, declared and paid, of one HTHKH Share per one ordinary share of the Company (Note 9)	—	10,234

11.	Earnings/(Loss) per Share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2008	2009
Weighted average number of shares in issue	4,784,413,333	4,814,346,208

Profit/(Loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	912	(460)

Basic earnings/(loss) per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.19	(0.10)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	253	175

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.05	0.04

Profit/(Loss) attributable to equity holders of the Company (HK$ millions)	1,165	(285)

Basic earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	0.24	(0.06)

Hutchison Telecommunications International Limited 2009 Interim Report	35

Notes to the Condensed Consolidated Interim Accounts

11.	Earnings/(Loss) per Share (continued)

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30 June
	2008	2009
Weighted average number of shares in issue	4,784,413,333	4,814,346,208
Adjustment for share options (Note 1)	24,666,453	—

Weighted average number of shares for the purpose of diluted earnings per share	4,809,079,786	4,814,346,208

Profit/(Loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	912	(460)
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions) (Note 2)	—	(2)

Profit/(Loss) from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings/(loss) per share from continuing operations (HK$ millions)	912	(462)

Diluted earnings/(loss) per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.19	(0.10)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	253	175

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.05	0.04

Profit/(Loss) attributable to equity holders of the Company (HK$ millions)	1,165	(285)
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ million) (Note 2)	—	(2)

Profit/(Loss) attributable to equity holders of the Company for the purpose of diluted earnings/(loss) per share (HK$ millions)	1,165	(287)

Diluted earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	0.24	(0.06)

Notes:

1.	The outstanding share options granted by the Company has no dilutive effect during the six months ended 30 June 2009.
2.	The adjustment for dilutive impact on loss per share for the six months ended 30 June 2009 arose from the employee stock options of Partner Communications outstanding as at 30 June 2009. Other than the Company itself, Partner Communications is the only company within the Group which has employee stock option plans.

36	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

12.	Trade and Other Receivables

HK$ millions	Note	As at 31 December 2008	As at 30 June 2009
Trade receivables		4,136	3,268
Less: Provision for impairment of trade receivables		(728)	(623)

Trade receivables, net of provision	(a)	3,408	2,645
Other receivables and prepayments		1,664	1,802

		5,072	4,447

(a)	Trade receivables, net of provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

HK$ millions	As at 31 December 2008	As at 30 June 2009
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,969	1,410
31 – 60 days	615	599
61 – 90 days	187	108
Over 90 days	637	528

	3,408	2,645

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

13.	Assets Held for Sale

HK$ millions	As at 31 December 2008	As at 30 June 2009
Fixed assets	174	—

In 2008, the Group’s Vietnamese operation received approval from The People’s Committee of Hanoi City to switch its operating spectrum from CDMA to GSM. While some equipment with modifications can be used in the new network, due to the difference in technology, certain equipment could not be re-used and therefore would not be used for the entire useful life that had initially been estimated. As such, a review of the useful life of such CDMA equipment was conducted and acceleration of depreciation was recorded during the year ended 31 December 2008 and these assets were classified as held for sale and stated at the lower of cost and fair value less cost to sell, of US$22.3 million (equivalent to HK$174 million) as at 31 December 2008 and up to the date of disposal.

During the six months ended 30 June 2009, these assets were disposed of at their carrying value.

Hutchison Telecommunications International Limited 2009 Interim Report	37

Notes to the Condensed Consolidated Interim Accounts

14.	Fixed Assets

HK$ millions	Buildings	Telecommunications and network equipment	Construction in progress	Others	Total
As at 1 January 2009
Cost	84	34,256	840	7,206	42,386
Accumulated depreciation and impairment losses	(27)	(19,542)	—	(5,601)	(25,170)

Net book value	57	14,714	840	1,605	17,216

Six months ended 30 June 2009
Net book value as at 1 January 2009	57	14,714	840	1,605	17,216
Additions
– continuing operations	—	2,042	60	296	2,398
– discontinued operations	—	144	102	19	265
Disposals	—	(89)	(2)	—	(91)
Relating to subsidiaries disposed of (Note 23)	(48)	(8,750)	(366)	(281)	(9,445)
Transfer between categories	—	215	(323)	108	—
Depreciation for the period
– continuing operations	—	(306)	—	(152)	(458)
– discontinued operations	(1)	(334)	—	(50)	(385)
Exchange translation differences	—	138	(12)	(13)	113

Net book value as at 30 June 2009	8	7,774	299	1,532	9,613

As at 30 June 2009
Cost	16	18,205	299	4,802	23,322
Accumulated depreciation and impairment losses	(8)	(10,431)	—	(3,270)	(13,709)

Net book value	8	7,774	299	1,532	9,613

During the six months ended 30 June 2009, a subsidiary of the Company conducted a review to reassess the useful lives of its telecommunications and network equipment, based on the experience from the Group’s operational management on assets for similar use. The reassessment resulted in the lengthening of the estimated useful lives of certain telecommunications and network equipment from the range of 5 – 10 years to 10 – 25 years in consideration of the expected usage, expected physical wear and tear and the care and maintenance of the respective assets. The Group considered this to be a change in accounting estimate and therefore accounted for the change prospectively from 1 January 2009. As a result of this change in accounting estimate, the depreciation for these assets has decreased by HK$157 million for the six months ended 30 June 2009.

38	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

15.	Goodwill

HK$ millions
Gross carrying amount and net book value as at 1 January 2009	6,815
Relating to acquisition of additional equity interest in a subsidiary	143
Relating to subsidiaries disposed of (Note 23)	(4,515)
Relating to a subsidiary partially disposed of	(3)
Exchange translation differences	33

Gross carrying amount and net book value as at 30 June 2009	2,473

Accumulated impairment losses as at 1 January 2009 and 30 June 2009	—

16.	Other Intangible Assets

HK$ millions	Telecommunications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
As at 1 January 2009
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortisation	(4,131)	(978)	(182)	(1,618)	(6,909)

Net book value	3,492	757	644	2,267	7,160

Six months ended 30 June 2009
Net book value as at 1 January 2009	3,492	757	644	2,267	7,160
Additions
– continuing operations	—	213	—	—	213
– discontinued operations	—	233	—	—	233
Write-off	—	(8)	—	—	(8)
Relating to subsidiaries disposed of (Note 23)	(361)	(758)	—	—	(1,119)
Amortisation during the period
– continuing operations	(132)	(38)	(23)	(203)	(396)
– discontinued operations	(16)	(232)	—	—	(248)
Exchange translation differences	(36)	—	(29)	(105)	(170)

Net book value as at 30 June 2009	2,947	167	592	1,959	5,665

As at 30 June 2009
Cost	6,916	205	790	3,715	11,626
Accumulated amortisation	(3,969)	(38)	(198)	(1,756)	(5,961)

Net book value	2,947	167	592	1,959	5,665

Hutchison Telecommunications International Limited 2009 Interim Report	39

Notes to the Condensed Consolidated Interim Accounts

17.	Other Non-current Assets

HK$ millions	As at 31 December 2008	As at 30 June 2009
Prepaid capacity and maintenance	1,197	—
Other receivables and prepayments	2,647	2,550

	3,844	2,550

18.	Trade and Other Payables

HK$ millions	Note	As at 31 December 2008	As at 30 June 2009
Trade payables	(a)	1,964	1,613
Accrued expenses and other payables		4,224	3,370
Deferred revenue		345	103
Receipts in advance		1,066	177
Payables to related companies (Note 27(c))		43	39
Current portion of licence fees liabilities		358	343

		8,000	5,645

(a)	Trade payables

HK$ millions	As at 31 December 2008	As at 30 June 2009
The ageing analysis of trade payables is as follows:
Current	1,305	1,012
31 – 60 days	392	270
61 – 90 days	125	104
Over 90 days	142	227

	1,964	1,613

40	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

19.	Borrowings

HK$ millions	As at 31 December 2008	As at 30 June 2009
Current
Bank loans	5,594	342
Other loans	960	31
Notes and debentures	1,098	1,422

	7,652	1,795

Non-current
Bank loans	19	—
Other loans	10	201
Notes and debentures	3,319	2,498

	3,348	2,699

Total borrowings	11,000	4,494

The Group’s borrowings are repayable as follows:

HK$ millions	As at 31 December 2008	As at 30 June 2009
Bank loans
Not later than 1 year	5,594	342
After 1 year, but within 2 years	19	—
Other loans
Not later than 1 year	960	31
After 1 year, but within 2 years	5	28
After 2 years, but within 5 years	5	62
After 5 years	—	111
Notes and debentures
Not later than 1 year	1,098	1,422
After 1 year, but within 2 years	1,473	1,426
After 2 years, but within 5 years	1,846	1,072

Total borrowings	11,000	4,494

Included in other loans are obligations under finance lease repayable as follows:

HK$ millions	As at 31 December 2008	As at 30 June 2009
The present value of finance lease obligations is as follows:
Not later than 1 year	12	31
After 1 year, but within 2 years	5	28
After 2 years, but within 5 years	5	62
After 5 years	—	111

	22	232

Hutchison Telecommunications International Limited 2009 Interim Report	41

Notes to the Condensed Consolidated Interim Accounts

19.	Borrowings (continued)

The Group’s outstanding borrowings are denominated in the following currencies:

HK$ millions	As at 31 December 2008	As at 30 June 2009
Hong Kong dollars	5,215	—
New Israeli Shekel	4,472	3,932
Thai Baht	301	304
US dollars	1,012	258

	11,000	4,494

The fair values of the Group’s total borrowings at 30 June 2009 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.07% to 5.45% (as at 31 December 2008 – 2.70% to 8.65%).

The fair values of the Group’s total borrowings as at 30 June 2009 were approximately HK$5,846 million (as at 31 December 2008 – HK$11,005 million).

As at 30 June 2009, total borrowings of HK$39 million (as at 31 December 2008 – HK$69 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the six months ended 30 June 2009 in respect of these borrowings was HK$1 million (six months ended 30 June 2008 – HK$3 million).

As at 30 June 2009, no fixed assets and current assets of the Group were used as collateral for the Group’s borrowings (as at 31 December 2008 – fixed assets of HK$1,131 million and current assets of HK$14 million). As at 30 June 2009, the Group had total current borrowings of HK$1,795 million (as at 31 December 2008 – HK$7,652 million) and total non-current borrowings of HK$2,699 million (as at 31 December 2008 – HK$3,348 million) respectively, none of the Group’s current borrowings (as at 31 December 2008 – HK$948 million) and non-current borrowings (as at 31 December 2008 – Nil) as at 30 June 2009 were secured.

20.	Other Non-current Liabilities

HK$ millions	As at 31 December 2008	As at 30 June 2009
Non-current licence fees liabilities	1,996	1,435
Pension obligations	107	119
Employee retirement obligations	148	12
Amounts due to a related company (Note 27(c)(ii))	—	2,228
Accrued expenses and other payables	207	188

	2,458	3,982

42	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

21.	Share Capital

(a)	Share capital of the Company

(i)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (as at 31 December 2008 – 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (as at 31 December 2008 – 1 million preference shares of US$0.01 each).

(ii)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance as at 1 January 2008	4,782,162,875	1,195
Issued during the year	32,183,333	9

Balance at 31 December 2008	4,814,346,208	1,204

Balances as at 1 January 2009 and 30 June 2009	4,814,346,208	1,204

(b)	Share options of the Company

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	Weighted average exercise price per share (HK$)	Number of options involved (thousands)
As at 1 January 2009	3.87	18,150
Granted	1.61	13,400
Lapsed	4.51	(4,750)
Cancelled	3.65	(13,400)

As at 30 June 2009	1.61	13,400

As at 30 June 2009, out of the 13,400 thousand outstanding share options (as at 31 December 2008 – 18,150 thousand), 2,800 thousand (as at 31 December 2008 – 4,383 thousand) share options were exercisable. No share options were exercised during the six months ended 30 June 2009 (six months ended 30 June 2008 – 4,083 thousand share options were exercised at HK$1.95 each and the related weighted average share price at the time of exercise was HK$10.91 per share). All of the 13,400 thousand outstanding share options expire on 31 May 2019.

Hutchison Telecommunications International Limited 2009 Interim Report	43

Notes to the Condensed Consolidated Interim Accounts

22.	Reserves

HK$ millions	Share premium	Retained earnings/ (Accumulated losses)	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Profit attributable to equity holders of the Company for the period	—	1,165	—	—	—	1,165
Exchange translation differences	—	—	583	(51)	—	532
Cash flow hedges
- effective portion of changes in fair value, net of tax	—	—	—	(102)	—	(102)
- transfer from equity to income statement, net of tax	—	—	—	95	—	95
Employee share option scheme
- value of services provided	—	—	—	60	—	60
Issuance of ordinary shares arising from exercise of employee share options	38	—	—	(39)	—	(1)
Relating to dilution of interest in a subsidiary	—	—	—	(2)	—	(2)

As at 30 June 2008	21,548	28,936	(151)	270	1,233	51,836

As at 1 January 2009	21,813	(4,155)	(1,059)	77	1,233	17,909
Loss attributable to equity holders of the Company for the period	—	(285)	—	—	—	(285)
Actuarial gains of defined benefit plans, net of tax	—	16	—	—	—	16
Exchange translation differences	—	—	99	—	—	99
Effect of distribution in specie (Note 10)	—	(10,214)	(3)	(17)	—	(10,234)
Employee share option scheme
- value of services provided	—	—	—	23	—	23
Relating to dilution of interest in a subsidiary	—	—	—	(7)	—	(7)

As at 30 June 2009	21,813	(14,638)	(963)	76	1,233	7,521

44	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

23.	Note to the Condensed Consolidated Statement of Cash Flows

Disposal of subsidiaries

	Six months ended 30 June
HK$ millions	2008	2009
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 14)	—	9,445
Goodwill (Note 15)	—	4,515
Other intangible assets (Note 16)	—	1,119
Other non-current assets	—	1,355
Interests in associates and jointly-controlled entities	—	280
Deferred tax assets	—	368
Stocks	—	169
Trade and other receivables	—	1,240
Borrowings	—	(4,940)
Trade and other payables	—	(3,171)
Current income tax liabilities	—	(12)
Deferred tax liabilities	—	(108)
Other non-current liabilities	—	(665)
Minority interest	—	422

	—	10,017
Profit on disposal of subsidiaries	—	—

	—	10,017

Satisfied by:
Interim dividend in specie (Note 10)	—	10,234
Less: Cash and cash equivalents disposed of	—	(217)

	—	10,017

Hutchison Telecommunications International Limited 2009 Interim Report	45

Notes to the Condensed Consolidated Interim Accounts

24.	Contingent Liabilities

As at 30 June 2009, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$6 million (as at 31 December 2008 – HK$50 million).

(b)	a total of 16 claims against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	As at 31 December 2008	As at 30 June 2009
Alleged violation of antitrust law	246	235
Alleged consumer complaints	1,719	4,217
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,050	1,960

During the six months ended 30 June 2009, Partner Communications has made a provision of NIS2.5 million (approximately HK$5 million) (as at 31 December 2008 – Nil), based on its estimate of the amount that may be required to settle two claims in an aggregate amount of approximately NIS74 million (approximately HK$145 million). Save for the aforesaid provision, the Company and Partner Communications have made no other provisions for the remaining claims.

(c)	a claim of approximately NIS42.5 million (approximately HK$83 million) (as at 31 December 2008 – NIS42.5 million (approximately HK$87 million)) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC. During the six months ended 30 June 2009, Partner Communications has made a provision of NIS26 million (approximately HK$51 million) (as at 31 December 2008 – Nil) in respect of this claim.

46	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

25.	Commitments

Outstanding commitments of the Group not provided for in these interim accounts are as follows:

(a)	Capital commitments

	Contracted but not provided for		Authorised but not contracted for (Note)
HK$ millions	As at 31 December 2008	As at 30 June 2009	As at 31 December 2008	As at 30 June 2009
Telecommunications, mobile network	9,167	8,205	1,503	590
Telecommunications, fixed network	456	13	508	87
Investment commitment in respect of capital contribution to a jointly-controlled entity	16	—	—	—
Share of the capital commitment of a jointly-controlled entity	—	—	4	—

	9,639	8,218	2,015	677

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
HK$ millions	As at 31 December 2008	As at 30 June 2009	As at 31 December 2008	As at 30 June 2009
Not later than 1 year	785	499	517	396
After 1 year but within 5 years	1,429	1,283	2,260	2,541
After 5 years	883	912	3,506	3,772

	3,097	2,694	6,283	6,709

26.	Ultimate Holding Company

As at 30 June 2009, the Company was owned as to 60.36% by HWL, with the remaining shares being widely held. The Directors regarded HWL as the Company’s ultimate holding company.

Hutchison Telecommunications International Limited 2009 Interim Report	47

Notes to the Condensed Consolidated Interim Accounts

27.	Related Party Transactions

For the purposes of these interim accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals.

Related party group

Hutchison Group – HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the period are summarised below:

		Six months ended 30 June
HK$ millions		2008	2009
(a)	Key management personnel remuneration:
	Directors’ fees	2	2
	Basic salaries, allowances and benefits-in-kind	7	6
	Bonuses	13	10
	Provident fund contributions	1	1
	Share-based payments	17	1

		40	20

(b)	Transactions with Hutchison Group:
	Provision for fixed telecommunications and other services	(33)	(26)
	Provision for mobile telecommunications services	(7)	(6)
	Rental expenses on lease arrangements	27	23
	Bill collection services fee expenses	7	5
	Roaming arrangement fee income	(12)	(10)
	Sharing of services arrangements	16	12
	Dealership services fee expenses	11	11
	Global procurement services arrangements expenses	11	3
	Provision of data center services	(9)	(6)
	Purchase of handset and accessories	151	11
	Purchase of office supplies	3	5
	Advertising and promotion expenses	15	7
	Guarantee and other finance fees	3	22
	Purchase of equipment	3	4
	Interest expense on a loan due to a related company	—	9

48	Hutchison Telecommunications International Limited 2009 Interim Report

Notes to the Condensed Consolidated Interim Accounts

27.	Related Party Transactions (continued)

HK$ millions	Note	As at 31 December 2008	As at 30 June 2009
(c) Balances with Hutchison Group:
Payables to related companies (Note 18)	(i)	(43)	(39)
Loan due to a related company	(ii)	—	(2,262)
Unamortised upfront fee on a loan due to a related company	(ii)	—	34

		(43)	(2,267)

(i)	The payables to related companies arose during the ordinary course of business and are unsecured, interest free and repayable on demand.

(ii)	In November 2008, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at an interest rate of LIBOR + 2.45% per annum with final maturity on 15 November 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. As at 31 December 2008, the Group had not used the facility.

In April 2009, this facility was amended and restated, pursuant to which the indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at LIBOR + 2.45% per annum and there is an upfront fee of US$5 million (approximately HK$39 million) and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. During the six months ended 30 June 2009, an aggregate of US$290 million (approximately HK$2,262 million) were drawn from the facility and the undrawn facility of US$280 million under the first tranche expired on 14 May 2009. As at 30 June 2009, the loan due to the related company was US$290 million (approximately HK$2,262 million) which is repayable on 15 November 2011, while the amount of the undrawn facility in the maximum aggregate amount of US$1,220 million (approximately HK$9,455 million) is available to the Group until one week before the final maturity date of 15 November 2011.

28.	Subsequent Event

Subsequent to 30 June 2009, the Group announced on 12 August 2009 that it had entered into an agreement to sell its entire shareholding in Partner Communications in Israel, for a total consideration, subject to adjustments, of NIS5,290,960,470 (approximately US$1,381 million) (approximately HK$10,706 million). The consideration is comprised of cash of NIS4,141,960,470 (approximately US$1,081 million) (approximately HK$8,381 million) and a secured debt instrument of US$300 million (approximately HK$2,325 million). The transaction, subject to certain completion conditions including regulatory approval, is targeted to be completed in the second half of this year. The profit before taxation from disposal on completion of the transaction (and translation into US$ (HK$)) is estimated to be approximately US$1,000 million (approximately HK$7,750 million).

29.	US Dollar Equivalents

The US dollar equivalents of the figures shown in these interim accounts are supplementary information and have been translated at HK$7.75 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited	2332
New York Stock Exchange, Inc.	HTX

Registered Office

Cricket Square

Hutchins Drive

PO Box 2681

Grand Cayman KY1-1111

Cayman Islands

Telephone: +1 345 945 3901

Facsimile: +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House

10 Harcourt Road

Hong Kong

Telephone: +852 2128 1188

Facsimile: +852 2128 1778

Principal Executive Office in Hong Kong

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

Telephone: +852 2128 3222

Facsimile: +852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fulcrum Group (Cayman) Limited

Butterfield House

68 Fort Street

PO Box 609, Grand Cayman KY1-1107

Cayman Islands

Telephone: +1 345 949 7055

Facsimile: +1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716

17/F, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Facsimile: +852 2865 0990

ADS Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

Toll free for US only:	1 877 248 4237 CITI-ADR
From outside US:	+1 781 575 4555
Facsimile:	+1 201 324 3284
Email:	citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email: htilir@htil.com.hk

Telephone: +852 2128 3145

Website

www.htil.com

Cautionary Statements

This interim report contains forward-looking statements. Statements that are not historical facts, including those about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and the Company has no obligation to update any of them publicly with respect to any new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialize or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecom

Hutchison Telecommunications International Limited
20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong
Telephone: +852 2128 3222
Fax: +852 2827 1371

www.htil.com